

July 21, 2022

David Pross
Chief Executive Officer
Mobile Global Esports, Inc.
616 South El Camino Real, Suite H
San Clemente, CA 92672-4294

      Re: Mobile Global Esports, Inc.
          Amendment No. 4 to Registration Statement on Form S-1
          Filed July 19, 2022
          File No. 333-261877

Dear Mr. Pross:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2022 letter.

Amendment No. 4 to Registration Statement on Form S-1

Exhibit 23.1: Consent of Independent Registered Public Accounting Firm, page 1

1.   Please have your auditors file an updated consent that refers to the Report of Independent Registered Public Accounting Firm dated May 21, 2022.

General

2.   We note the free-writing prospectuses you filed on July 12 and 20, 2022 and specifically the inclusion of user and revenue projections. Please tell us how this information is consistent with the requirements of Rule 433(c). In this regard, your prospectus does not contain any projections nor any current user information, and the basis for your revenue projections is unclear absent compliance with Item 10(b) of Regulation S-K.

David Pross
Mobile Global Esports, Inc.
July 21, 2022
Page 2

You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Donald Davis, Esq.